November 18, 2004

Via Facsimile (212) 735-2000 and U.S. Mail

Joseph A. Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY  10036
(212) 735-3000

Re:	Angeles Income Properties Ltd. II and 6
	Schedule TO and Schedule 13E-3 filed on November 5, 2004 by AIMCO Properties, L.P.
      File Nos. 5-53919 and 5-54489

	Angeles Partners XI and XII
	Schedule TO and Schedule 13E-3 filed on November 4, 2004 by AIMCO Properties, L.P.
      File Nos. 5-54481 and 5-50745

	Century Properties Fund XVII, Consolidated Capital Institutional Properties and Consolidated Capital Institutional Properties IV Schedule TO and Schedule 13E-3 filed on November 8, 2004 by AIMCO Properties, L.P.
      File Nos. 5-44273, 5-47009, and 5-50849

	National Property Investors 4 and 6
	Schedule TO and Schedule 13E-3 filed on November 5, 2004 and November 4, 2004 by AIMCO Properties, L.P.
      File Nos. 5-47883 and 5-47887

	Shelter Properties II Ltd. Partnership, IV, V, and VII
	Schedule TO and Schedule 13E-3 filed on November 5, 2004,
	November 5, 2004, November 5, 2004 and November 4, 2004 by AIMCO Properties, L.P.
	File Nos. 5-44517, 5-44521, 5-44523, and 5-52091

Dear Mr. Coco:

      We have reviewed the above-referenced filings and have the following comments. Please note that page references below relate to the offer materials filed with respect to Angeles Income Properties, Ltd. 6. Please make corresponding changes, where applicable, to each of the above-referenced filings in response to these comments.

General

1. While we understand this offer is being made to satisfy AIMCO`s obligations under the settlement agreement, please provide us with your analysis for why AIMCO`s prior tender offers and any other purchases of units during the past two years did not constitute the first steps in the going private transaction. Refer to Rule 13e-3(a)(3) and Question and Answer No. 4 of Exchange Act Release
No. 34-17719 (April 13, 1981). In your response to us, please address your correspondence to us regarding our comment letters, for example in our comment letter regarding Angeles Income Properties, Ltd. 6, dated May 22, 2002 alerting you to the fact, in comment 2, that the 2002 tender offer may be viewed as the first step in a subsequent going private transaction. Further, we note that your 2002 correspondence regarding Angeles Income Properties, Ltd. 6 was not filed on EDGAR as a correspondence. Please do so at this time.

Offer Materials

Summary Term Sheet, page 1
The Settlement Fund

2. We note your statement that unitholders may request exclusion from the settlement and tender units in this offer, and that they will be entitled to receive the same price per unit as those unitholders who have not opted out of the settlement class. You further state, however, that no portion of the price paid to such unitholders will come from the settlement fund. Under your "release and assignment of future claims" section, on page 2, you then state that those who request exclusion from the settlement but tender the units must sign the letter of transmittal that will release you from claims that unitholders would otherwise have preserved by requesting exclusion from the settlement class. Please revise your "settlement fund" disclosure to include the information found in your "release and assignment of future claims" section, on page 2, whereby tenders without settlement acceptance will still release you from the same claims as those who accept the settlement.

Risk Factors
We Could Delay Acceptance ..., page 8

3. Please revise your disclosure to confirm that in all instances you will pay for or return tendered units promptly after expiration of the offer. Please refer to Rule 14e-1(c) of the Exchange Act.

Acceptance for Payment ..., page 10

4. Refer to the final paragraph of this section. Please note that to the extent you assign AIMCO Properties, L.P.`s right to purchase tendered notes to one or more of your affiliates while the current offer remains ongoing, you must revise your offer materials to include those affiliates as filing persons and signatories on your Schedule TO. Please confirm your understanding in your response.

Certain Federal Income Tax Matters, page 16

5. Please revise your disclosure to separately address the federal tax consequences of this transaction to the affiliates of the target partnership, including the current filing persons. Please refer to Item 1013(d) of Regulation M-A.

6. Instruction 2 to Item 1013 of Regulation M-A requires you to discuss the benefits and detriments of the Rule 13e-3 transaction to the company, its affiliates and the unaffiliated security holders, and to quantify the benefits and detriments to the extent practicable. Please advise us, with a view toward disclosure, whether or not the filing persons will benefit from the partnership`s future use of any net operating loss carryforwards that will be used to its tax advantage on a going forward basis.

Effects of the Offer, page 19

7. Please revise throughout this section to quantify the various costs currently associated with being a public company, the percentage of the partnership`s expenses comprised of these costs, the estimated increases in costs expected as a result of the Sarbanes-Oxley Act and the estimated cost savings as a result of terminating registration.

Estimated Liquidation Proceeds Based Upon Independent Appraisal, page 24

8. We note that the appraisal was conducted "[u]nder the terms of the settlement". Please revise your disclosure to describe the instructions the appraiser received from you, any of your affiliates, and the partnership. Please refer to Item 1015(b)(6) of Regulation M-A.

Position of the General Partner of Your Partnership With Respect to the Offer, page 43

9. Please refer to the first bullet point under your "Factors not in favor of fairness determination" section. We note your disclosure that your offer price is based on aggregate gross property value, which we assume to be the gross property value for your two properties, then reduced by any prepayment penalties. We note that your "valuation of units" section on page 21 describes the gross property value for Homestead as 84.5% of its appraisal value less the prepayment penalty on its outstanding mortgage indebtedness ($992,338). Please identify and quantify the "prepayment penalties" you reference here. Further, explain the term "aggregate gross property value" and how it relates to the gross property value as described above.

Conditions to the Offer, page 44

10. Refer to subparagraph (v) in the second bullet-point of this section. This condition consists of "acts of terrorism or a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States". Given the current situations in Iraq and Afghanistan, plus the recent escalation of our ongoing hostilities there, we are concerned that your offer condition is drafted so broadly and generally as to make it difficult to determine whether it has been "triggered" by events as they occur. Please tailor your condition so that the unitholders may objectively verify when it has been triggered. For example, is this condition effective if any such event has a material adverse effect on a partnership?

11. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the last paragraph in this section, the phrase "regardless of the circumstances giving rise to such conditions" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

Closing Comments

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidders acknowledging that:

* the bidders are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-2903. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


      						Very truly yours,



							Celeste M. Murphy
							Attorney-Advisor
							Office of Mergers
							and Acquisitions